# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ParaZero Technologies Ltd., CIK 0001916241
CUSIP: M7S13T102
Title of class of securities: Ordinary Shares, par value NIS 0.02 per share
Address of issuer's principal executive offices: 1 Hatachana Street, KFAR SABA, Israel (L3), 4453001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001618500

## Reporting persons
- Xylo Technologies Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 730,188; shared voting power 0; sole dispositive power 730,188; shared dispositive power 0; aggregate amount beneficially owned 730,188 (5.7% of the class)
  Comment: (1) Consists of 730,188 Ordinary Shares of the issuer held directly by Xylo Technologies Ltd.
  
  (2) Based on 12,765,941 Ordinary Shares issued and outstanding as of December 31, 2024, based on information received from the Issuer.

## Item 1. Issuer
Name of issuer: ParaZero Technologies Ltd.
Address of issuer's principal executive offices: 1 Hatachana Street Kfar Saba, 4453001, Israel

## Item 2. Person Filing
Name of person filing: Xylo Technologies Ltd.
Address of principal business office or, if none, residence: 10 HaNechoshet Street, Tel Aviv, Israel, 6971072
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Xylo Technologies Ltd.: /s/ Tali Dinar, Tali Dinar/Chief Financial Officer (02/14/2025)